UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Parlay App, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> May 2, 2017

Physical address of issuer
72 Glen Road, Wilmington, MA 01887

Website of issuer
https://parlay.ai

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary

0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$800,000.00

Deadline to reach the target offering amount
July 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

April 30, 2018

FORM C

Up to $800,000.00

Parlay App, Inc.

Parlay

Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Parlay App, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $800,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion subject to the Intermediary's policies). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500	$23,500
Aggregate Maximum Offering Amount	$800,000.00	$48,000	$752,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://parlay.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 30, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future

developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://parlay.ai

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are

permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Parlay App, Inc. (the "Company") is a Delaware corporation, formed on May 2, 2017. The Company is currently also conducting business under the name of Parlay.

The Company is located at 72 Glen Road, Wilmington, MA 01887.

The Company's website is https://parlay.ai.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Parlay develops and sells a B2B Software as a Service (SaaS) platform – colloquially referred to as a "Customer Collaboration Platform" – which other digital product companies use in order to engage their customers in their ongoing product development process. By doing so, Parlay's customers can improve their own software development, customer engagement, and customer retention efforts. Parlay offers multiple pricing tiers – including both free and paid – which differ based on the maturity of the customer and scope of the functionality provided.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	800,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	800,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 31, 2018
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue but do foresee generating revenue in the future.
We are a startup Company and our business model currently focuses on achieving rapid market traction rather than achieving profitability. While we intend to generate revenue in the near future, we cannot assure you when.

We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to generate early market traction and satisfy the R&D portion of our contemplated cash requirements through approximately December of 2018, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 2, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product is potentially highly competitive.

We face potential competition with respect to any products that we may seek to develop or commercialize in the future. Our potential competitors include major companies worldwide. Many of our potential competitors have significantly greater financial, technical and human resources than we have and thus may be better equipped than us to develop and commercialize similar digital products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Keith Frankel, Jason Zopf, and Jonah Stuart who are President and Chief Executive Officer, Chief Technology Officer, and Chief Design Officer of the Company, respectively. The Company has or intends to enter into employment agreements with Keith Frankel, Jason Zopf, and Jonah Stuart although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Keith Frankel, Jason Zopf, and Jonah Stuart or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use a portion of the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changing circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not

further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Keith Frankel, Jason Zopf, and Jonah Stuart in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Keith Frankel, Jason Zopf, and Jonah Stuart die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and divert management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may

be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary.

We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support.

As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers

will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect the Company. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Parlay develops and sells a B2B Software as a Service (SaaS) platform – colloquially referred to as a "Customer Collaboration Platform" – which other digital product companies use in order to engage their customers in their ongoing product development process. By doing so, Parlay's customers can improve their own software development, customer engagement, and customer retention efforts. Parlay offers multiple pricing tiers – including both free and paid – which differ based on the maturity of the customer and scope of the functionality provided.

Business Plan

Parlay's underlying central thesis is that competitive advantage through feature differentiation will soon be a thing of the past. Because of the ongoing technological advances to the tools digital product companies use to design and develop new features, it becomes easier for competitors to quickly and inexpensively copy and launch derivative features which they can then market to potential customers as equal or even original. While this is already a commonplace occurrence in the industry, it will be exponentially compounded over the following years as automation creeps further into the realm of software development (i.e. the automated or instantaneous development of software primarily through the use of machine learning and/or AI). Over time as this reality comes to fruition, we believe that the only way digital product companies will truly be able to ensure consistent performance while still differentiating themselves appropriately from competitors is by focusing on building a relationship with their customer base which is so deep their users will not consider leaving in favor of a competitor. This means that not only will the industry require a shift in the tools and processes that software development teams employ in order to engage with their customers, but also a reimagining of the role of software development professionals, i.e. a shift from "feature builder" to "customer collaborator". Unfortunately, the vast majority of software development teams are poorly positioned to address this change, relying primarily on customer support and/or sales teams to build a relationship with users, and passive, impersonal analytics tools in order to learn about their users' behaviors and needs.

Parlay is designed to address both of these shortcomings while simultaneously forging a path toward addressing the more robust changes which will impact our industry in the coming years. The goal of Parlay's current platform is to act as a trojan horse, providing effective solutions to many of the pain points digital product teams' currently face (e.g. "How do I know which new features will have the greatest impact on my business?" or "How do we determine the impact of potential new features before we spend any time or money building them?") by solving them in a highly novel way, i.e. through engagement and interaction with customers at points during the software development process in which they usually ignored. Through this process, Parlay will educate and prepare its customers for the coming wholesale changes in the industry while continually building on top of our current foundation a more complete customer collaboration platform.

Parlay's target market is substantially large and only getting bigger, with potential customers including all global digital product companies and professionals – a multi-billion dollar opportunity. In fact, taking into consideration only U.S. based companies, there are more than 100,000 software companies, 99% of which are considered "small to medium-sized" (i.e. fewer than 500 full-time employees). This does not include the more than 5,000,000 mobile apps currently in the App Store. Within these two groups, our target market for Parlay's MVP includes the roughly 14,000 SaaS startups and 5,000 mobile startups, ideal because they require little to no education and have the largest execution risk. More broadly, with global software revenue reaching $600B in 2017 and expected to grow to one trillion by 2030, it's clear we're still in the early innings of an ongoing software revolution. The primary driving force behind this is simple: the screen is now the single most important piece of real estate that exists. As digital products continue to take on greater importance in our lives, the companies creating them will need to differentiate

themselves from their competition. For teams, this means designing more valuable and engaging product experiences while also nurturing deeper relationships with users.

Nearly all of our users will come through digital channels, with a large percentage of those coming through referrals, using a system known as Ambassador. Outside of traditional channels such as Facebook and Google Adwords, we will also focus on industry-specific co-marketing partnership opportunities with companies such as AIGA, CreativeMornings, Dribbble, OnStartups, AppSumo, Product Hunt, A List Apart, The Best Designs, etc. Successfully leveraging these channel partners will be critical, and we're confident in our ability to convert users following such partnerships.

Outside of the well-defined digital go-to-market strategy, our unique strategy for capturing early market traction focuses on a 3-pronged approach: 1) leverage our deep ties to the design and startup communities in order to quickly launch to natural early adopters (our CEO is a Techstars mentor, advisory board member of the American Institute of Graphic Artists, and organizer for the global design conference series CreativeMornings), 2) use a tiered pricing structure which will allow individuals on a product team to join for free, with more valuable and collaborative features gated behind either referral cliffs or paid team subscriptions, and 3) expand the platform by adding features which cater to additional personas within the typical product organization, e.g. designers, product managers, developers, and product marketers.

History of the Business
The Company was organized in May 2017 by Keith Frankel and Jason Zopf, at which point Jason Zopf began developing the underlying technology for Parlay in a full-time capacity. Keith Frankel joined Jason Zopf to work full-time on Parlay in April 2018, following the conclusion of a retention agreement he received as part of the acquisition of his previous company, Firecracker. This coincided with the completion of version 1 of Parlay's web-based application in late April 2018, which was then launched as an open beta, accessible to the public for the first time.

The Company's Products and/or Services

Product / Service	Description	Current Market
Web App (Admin Dashboard)	The admin dashboard works on Chrome, Firefox, Safari, Microsoft Edge. On it, admins can signup for new accounts, invite team members, create / manage Parlay feature previews, and view analytics.	Primarily small and medium-sized digital product companies and professionals.
Browser Extension	The Parlay chrome extension provides an easy way for new admins to get started placing feature previews in their app without deploying new code to production. It wraps the functionality of the Parlay javascript widget.	Primarily small and medium-sized digital product companies and professionals.

Javascript Widget	The Parlay javascript widget allows admins the ability to create and place feature previews in the context of their own applications. The same widget is responsible for showing users contextually relevant feature previews. Users can rate, comment, and respond to surveys about potential features. The widget also offers the ability to submit feedback to the product team. The widget targets Chrome, Firefox, Safari, Microsoft Edge.	Primarily small and medium-sized digital product companies and professionals.
Interactive Tutorial	The Parlay demo is a standalone app that provides an interactive walkthrough of Parlay's feature set from the perspective of both an admin and user.	Primarily small and medium-sized digital product companies and professionals.

In order to continually grow the business, the Parlay platform needs to expand so as to address additional pain points commonly experienced by teams, cater to companies of varying sizes, and align with different professional disciplines within our customers' software development teams. To that end, we are currently developing an iOS mobile software developments kit ("SDK") which will allow digital product teams to use Parlay within their mobile apps, as well as adding new features to our web app. The proceeds from this Offering will primarily support ongoing development of our web and mobile platforms.

Parlay will sell its web platform directly to other digital product companies through our online website and direct sales efforts. We also plan to employ a variety of indirect distribution and referral channels, such as third-party partners. Our browser extension is available for free via Google's Chrome Web Store. Eventually, our mobile SDK will be available via the relevant marketplace, including Apple's App Store and the Google Play Store.

Competition
Parlay's most direct competitor is "productboard". Potential future competitors include customer support platforms (e.g. UserVoice or Intercom), analytics platforms (e.g. Pendo or Hotjar), product usability platforms (e.g. Appcues), and collaboration platforms (e.g. InVision or Aha!).

Parlay operates in a highly competitive and rapidly changing global marketplace and will compete with a variety of companies which offer products and services similar and potentially competitive with our own. More so than individual product features or first-mover advantage, we believe the principal competitive factors which will dictate the future of our industry include: directly addressing the ever-changing industry landscape brought about by the introduction of new technologies (in particular, automation) by introducing profession-redefining tools and best-practices, branding a broader industry movement in response to these trends, and growing and educating an evangelist community of professionals who believe in and support that movement. As we wait for these longer-term trends to take shape, Parlay will pursue an atypical go-to-market

approach focusing primarily on serving small to medium sized businesses – i.e. companies with the greatest execution risk – with a competitively priced, self-service acquisition strategy.

Supply Chain and Customer Base

Parlay does not rely on any major suppliers or providers outside of standard digital services (e.g. web hosting) which are readily and cheaply available. Our most important asset will be our team. The ability to attract employees with highly-specialized skillsets and relevant experience building evangelist communities will be critical to the future success of the company.

Parlay's early customers are primarily small- and medium-sized digital product companies which have a generally higher execution risk and openness to new products and services. Early-stage B2B startups with web apps are a particularly good fit for Parlay's current product offering.

Intellectual Property

The Company does not currently have any intellectual property.

Governmental/Regulatory Approval and Compliance

Parlay is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None

Other

The Company's principal address is 72 Glen Road, Wilmington, MA 01887

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$48,000
Estimated Attorney Fees	6.00%	$1,500	0.19%	$1,500

Estimated Accountant/Auditor Fees	3.00%	$750	0.19%	$1,500
General Working Capital	85.00%	$21,250	93.63%	$749,000
Total	**100.00%**	**$25,000**	**100.00%**	**$800,000**

Although the majority of proceeds will primarily be used for R&D purposes, the exact use of proceeds may vary widely depending on a variety of factors, such as total amount raised, changing needs of the business, and fluctuations in the market and competitive landscape.

The Company does have discretion to alter the use of proceeds as set forth above as exact use of proceeds may change given business needs. More may be allocated to future wages depending on development and support needs or to general marketing depending on the efficacy of demand generation.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Keith Frankel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President: May 2017-Present
Director: May 2017-Present
Chief Executive Officer: May 2017-Present
Secretary: May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Parlay: May 2017-Present
Chief Product Officer, Firecracker: June 2015-April 2018
Consultant/Sole Proprietor: October 2014-June 2015
Chief Digital Officer, Tablelist: July 2014-October 2014
Head of Creative & Design, HubSpot: January 2013-July 2014

Education
BA, Tufts University

Yale University (no degree)
Athens High School

Name
Jason Zopf

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer: May 2, 2017-Present
Director: May 2, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, Parlay: May 2017-Present
Senior Software Engineer, Firecracker: February 2014-April 2017
Experience Engineer, Launch Academy: May 2013-February 2014
Web Developer, Launch Ware: Augus 2011-June 2013

Education
MD, University of Pennsylvania School of Medicine
BS, Bates College
Steamboat Springs High School

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Keith Frankel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President: May 2017-Present
Director: May 2017-Present
Chief Executive Officer: May 2017-Present
Secretary: May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Parlay: May 2017-Present
Chief Product Officer, Firecracker: June 2015-April 2018
Consultant/Sole Proprietor: October 2014-June 2015
Chief Digital Officer, Tablelist: July 2014-October 2014

Head of Creative & Design, HubSpot: January 2013-July 2014

Education
BA, Tufts University
Yale University (no degree)
Athens High School

Name
Jason Zopf

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer: May 2, 2017-Present
Director: May 2, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, Parlay: May 2017-Present
Senior Software Engineer, Firecracker: February 2014-April 2017
Experience Engineer, Launch Academy: May 2013-February 2014
Web Developer, Launch Ware: Augus 2011-June 2013

Education
MD, University of Pennsylvania School of Medicine
BS, Bates College
Steamboat Springs High School

Name
Jonah Stuart

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Design Officer: May 2017-Present
 Officer: May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Design Officer: May 2017-Present
Senior UX Designer, Firecracker: January 2015-Present
UI Designer, Zaius: September 2014-December 2014
Product Designer, Robin: August 2013-August 2014
Visual Designer, Smarterer: January 2013-August 2013

Education

BFA, Pratt Institute
Owego Free Academy

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,050,000
Voting Rights	Standard common stockholder voting rights.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	This common stock will not limit, dilute, or qualify the offering.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company does not have any debt outstanding.

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of Parlay is owned by a few people, including only the founders and their one advisory board member. Those people are Keith Frankel (39.6%), Jason Zopf (39.6%), Jonah Stuart (19.8%), and Richard Thornett (0.99%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Keith Frankel	39.6%
Jason Zopf	39.6%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, organized within the last year and preparing to publicly launch during the period of this fundraising campaign. Our primary expenses consist of the following: legal, accounting, general providers, and contractor payments. We anticipate generating revenue immediately upon publicly launching our product. We do not intend to achieve profitability in the next 12 months. We intend to publicly launch our product, begin generating revenue, refine our pricing strategy, expand the functionality of our platform, grow our team, and generally position the company as a notable addition to the marketplace.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. The influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 800,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $800,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $800,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Crowd SAFE. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will

be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by either the Valuation Cap or Discount Rate, as defined in the Crowd SAFE, based on future equity financing or a liquidity event. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX Corp.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.000010 per share, of which 5,050,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $6,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000.00 divided

by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii)

the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Keith Frankel
(Signature)

Keith Frankel
(Name)

President and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Keith Frankel
(Signature)

Keith Frankel
(Name)

Director
(Title)

4/30/18
(Date)

/s/Jason Zopf
(Signature)

Jason Zopf
(Name)

Director
(Title)

4/30/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Video Transcript

Exhibit C   Offering Page

EXHIBIT A
Financial Statements

PARLAY APP, INC.

Unaudited Financial Statements for the period of

May 2, 2017 (inception) through December 31, 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 20, 2018

To: Board of Directors of Parlay App, Inc.
        Attn: Keith Frankel

Re: 2017 (inception) Financial Statement Review
        Parlay App Inc.

We have reviewed the accompanying financial statements of Parlay App, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of income and cash flows for the period of May 2, 2017 (inception) through December 31, 2017, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

PARLAY APP, INC.
BALANCE SHEET
As of December 31, 2017
See the Indpendent Accountant's Review Report and
accompanying Notes to these Financial Statements
(UNAUDITED)

Assets
 Current Assets:
  Cash and cash equirvalents   0
   Total Current Assets   0

Total Assets $0

Liabilities and Stockholders' Equity
Liabilities:
 Current Liabilities:
  Accounts Paybale $0
   Total Liabilities   0

Total Liabilities   0

Stockholders' Equity:
  Common Stock $0.00001 par. 10,000,000 shares authorized
   5,000,000 shares issued as of December 31, 2017   50
  Subscription receivable   -50
  Additional paid-in capital   0
  Retained Earnings   0
   Total Stockholders' Equity   0

Total Liabiities and Stockholders' Equity $0

PARLAY APP, INC.
STATEMENT OF OPERATIONS
For the Period May 2, 2017 (inception) through December 31, 2017
See the Indpendent Accountant's Review Report and
accompanying Notes to these Financial Statements
(UNAUDITED)

Revenues	$0
Cost of revenues	0
Gross Profit (Loss)	0
Operating Expenses:	
General and administrative	0
Sales and marketing	0
Organizational expenses	0
Total Operating Expenses	0
Operating Income	0
Provision for Income Taxes	0
Net Income	$0

PARLAY APP, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period May 2, 2017 (inception) through December 31, 2017
See the Indpendent Accountant's Review Report and accompanying Notes to these Financial Statements
(UNAUDITED)

	Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Par Value				
May 2, 2017 (Inception)						
Issuance of restricted common stock to founders	5,000,000	$ 50	$0	-$50	$0	$0
Net Income	0	0	0	0	0	0
Balance as of December 31, 2017	5,000,000	$50	$0	-$50	$0	$0

PARLAY APP, INC.
STATEMENT OF CASH FLOWS
For the Period May 2, 2017 (inception) through December 31, 2017
See the Indpendent Accountant's Review Report and
accompanying Notes to these Financial Statements
(UNAUDITED)

Cash Flows From Operating Activities

Net Loss	$0
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Decrease) Increase in accrued expenses	0
Net Cash Used in Operating Activities	0

Cash Flows From Investing Activities

Purchase of property and equipment	0
Net Cash Used in Investing Activities	0

Cash Flows From Financing Activities

Issuance of common stock	0
Net Cash Used in Financing Activities	0
Net Change In Cash and Cash Equivalents	0
Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$0
Cash paid for income taxes	0

PARLAY APP, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Parlay App, Inc. (which may be referred to as the “Company,” “we,” or “our”) is a customer collaboration platform designed to assist digital product companies with their software development efforts by providing them with the tools needed to identify and engage their customers throughout the development process.

The Company incorporated in May 2017 in the State of Delaware. The Company is currently headquartered in Wilmington, MA. The Company began operations in 2017.

Since Inception, the Company has relied on advances from founders to fund its operations. As of December 31, 2017, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 5). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur I the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2017.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2017. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed and determinable and collectability is reasonably assured. As of December 31, 2017, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and cost of incorporation are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development cost be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which general includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are note recoverable, the costs capitalized to date will be expenses as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASC") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASC No. 2016-02, Leases, that requires organizations that the lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASC 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 INCOME TAX PROVISION

The Company has not filed a corporate or state income tax return since the Company was not operational as of the calendar year end and therefore a tax return has not yet been required to be filed. Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 GOING CONCERN

These financial statements are prepared on a going concern basis. The Company did not incur any profit as of December 31, 2017. During the next 12 months, the Company intends to fund its operation with funding from a crowdfunding campaign and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 STOCKHOLDERS' EQUITY

Issuance of Common Stock

In May 2017, the Company sold 5,000,000 shares of common stock to the founding members for a purchase price of $50 or $0.00001 per share. Consideration was provided in the form of $50 cash. The common shares vest 25% on May 1, 2018 and 1/36th of the remaining each month for 36 months beginning on June 1, 2018. The unvested common stock is subject to repurchase by the Company ("Repurchase Option") if a founding member terminates employment with the Company. The Company can exercise the Repurchase Option for a period of 90 days from the date of termination of the respective Founder. Upon a change in control, the unvested share will be released immediately from the Repurchase Option.

NOTE 7 SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the Crowdfunded Offering") SAFEs for up to $800,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $800,000.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities in this offering.

Management has evaluated subsequent events through April 6, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Video Transcript

Main Campaign Video -"An unedited "hello" from our founder."

Keith Speaking to Camera: "Hello there! My name is Keith Frankel. I'm one of the co-creators of Parlay, and before you you skip this video and just start scrolling, I want you to briefly do me a favor and think about all of the different digital products you use everyday in your life.

"You probably have a few for your job, and a few to make your life more convenient. Maybe you use one or two to stay in touch with old friends, and - hey - if you're like a lot of us, you've perhaps used one or two to meet new friends. Well if you're like most Americans, you use about 9 different digital products every single day. Now let me ask you another question: When was the last time someone responsible for building these products actually got in touch with you and asked you for your input on something they were considering doing?

"And I'm not talking a Marketing person trying to get you to download an e-book or a Sales person trying to get you to pay them some money. I'm also not talking about a Customer Support person trying to get you to fill out a survey or rate them on a scale of 1-10. I'm talking about someone from a product team who is actually capable and responsible for improving the products you use every single day. Can you recall it happening even once in the last 6 months? Neither can I. But how can a product team possibly know what it should build for use as the user if it never actually talks to you as the user.

"But let's briefly think about a totally different world, one in which you as the user had the ability to collaborate directly with the designers and the developers of all of these different digital products you use every single day. Imaging if – in addition to connecting with the teams behind those products – you could also connect with other users of those products and, together, determine what features should or should not be built. Just think about how powerful it would be if users like you had control over the future direction of all of the products you spend time and money on. How awesome would that be?

"That's exactly the future Parlay is going for.

"So in a nutshell, Parlay is a customer collaboration platform designed to dramatically transform the way these digital product teams engage users like you in the hopes of ultimately building better products. And if you think this sounds super valuable for you as a user, as one of these product people I can attest that it's even more beneficial to people like me.

"Now there is a lot more information on our campaign page, including where we are currently, where we're planning on going, and how we're planning on getting there. Before I sign off, I just want to quickly take the time to thank you – on behalf of myself and the rest of the team at Parlay – for taking the time to watch this video; we know you have other things to do. If you ever have questions, please feel free to reach out. We really really hope you'll enjoy us on this hopefully exciting and successful adventure.
"Again, thank you so much, and have a great day."

Video 2 - "How Parlay Works"

Keith Speaking to Camera: "Now that you have an idea for what Parlay is, let me quickly show you how it works.

"So the core mechanism behind Parlay is something we call a 'Feature Preview', and essentially what a Feature Preview does is precisely that – it allows digital product teams to preview any of the potential new feature ideas they have directly inside of their live app, in the exact place where that feature may eventually exist. And they can do all of this without first having to write a single line of code.

"Now, we allow digital product teams to place a few different types of previews, depending on how fleshed out the idea is. If it's just in the early stages and they can only write a description of it, great – they can still embed that; it's still valuable. However maybe they've done quite a bit of work on it – maybe they even have an interactable prototype – we can embed that, as well.

"So once these feature previews are embedded, when a user lands on a screen in the product in which something is considering being added, updated, or changed, they'll receive a little notification at the bottom of the screen. Users can then select that, and it will then toggle on essentially a labs mode view of the product where they can review all of these new proposed features, where they can rate their general sentiment – either positive, neutral, or negative, and this is also where they can suggest alternative paths for that individual feature, or for all features. So, if a user has an idea for features themselves, they can submit those here.

"Now, one of the things we want to do for product teams is help analyze why users feel the way they do about certain features. So, when a user comes in and marks their reaction to a feature as either positive, neutral, or negative, Parlay then immediately serves up an internal chatbot, the purpose of which is to try to get to the bottom of why a user feels the way they do. So for example, if the user is neutral, we'd like to know why they're neutral. Are they neutral because they're sort of ambivalent to the feature because it won't impact them that much? Or are they neutral because they really just don't get it. Those are 2 very different inputs into the product team when they're trying to decide what to do next with this feature. Likewise, if a user is negative, we want to know why they feel the way they do. Are they negative because they don't understand the feature? Or because they think the quality is quite poor? Or are they negative because they think something else should be a priority, and if so, what? Or are they negative for some other reason entirely? For example, perhaps one of your Customer Support reps didn't give them a refund. All of these are very different inputs into the product team when they're trying to determine what they should or shouldn't build, or how they should build what they've committed to.

"Once all of this feedback is in, Parlay then wants to analyze all of this user sentiment, survey results, and feedback in order to ultimately determine what a product team should do – meaning

which features they're considering they should go ahead and build, change or iterate, or they should kill entirely and never revisit.

"On a high level, that's essentially how Parlay works. Below I've included a link to an actual interactive demo if you'd like to review it. Otherwise, please enjoy the rest of our campaign page, and let us know if you have any questions. Thanks a lot!"

Video 3 - "Parlay's Long-term Vision"

Keith Speaking to Camera: "While Parlay is certainly a game-changing tools for digital product teams today, we actually think its value is only going to grow exponentially over the next few years.

"You see, we still live in this time in which these digital product teams can rely primarily on their software as their main form of competitive advantage – meaning they can be competitive in the market with their peers simply through some form of feature differentiation; their software has something that another piece of software does not. However, it will soon be the case that competitive advantage through feature differentiation is a thing of the past.

"Already today, the tools that we have at our disposal to quickly design, build, and launch new features or pieces of software are so good that if a competitor launches a feature, we can very quickly see what they did and then copy and launch a derivative version of that feature which we can then market to our own customers as unique or even better than the one that we replicated. And this is only going to be compounded over the next few years as things like AI and automation continue to creep into the realm of software development.

"You see, today there are already teams building systems that have machines building our new software. I'll show you quickly an example of this.

[Cut to video of AirBnB machine learning system designing website from a paper sketch.]

"So what you're looking at here is a camera hooked up to a piece of machine learning, and essentially what this team can do is quickly sketch out on a piece of paper what they want their website to look like, put it in front of the camera, and then instantaneously this machine can design and code this website.

"AirBnB built this, and they don't need this for any reason; they're not focused on this or specialized in this department. And this is today. Granted this is only a proof of concept, but where do you think we'll be in 10 years when there are whole companies dedicated to this and 10 more years of technological advantage. Well we're going to be at a point in which competitive advantage through feature differentiation no longer exists. It simply can't exist,

because any short-term feature differentiation that some company will enjoy can almost instantaneously be replicated and launched by one of their competitors.

"So if it's the case in the future that the main form of competitive advantage for product teams isn't their actual products, then what else can it be if not their ability to collaborate and engage their user populations. Essentially, in the future when feature differentiation is no longer the way that companies can ensure that they have customers who want to stay with them, the only thing they can rely on is their customer loyalty – the relationships they've developed with those users over time.

"And unfortunately, very few digital product teams – if any – are prepared for this eventuality. This is exactly why we are building Parlay. Not only can it handle some very real issues and problems that product teams deal with today, but by doing so in a novel way, we can essentially train and prepare these digital product teams for the eventuality when the only thing they can rely on is the relationship they have with their users."

EXHIBIT C
Offering Page



Company Name	Parlay
Logo	
Headline	Control the future of the products you use.
Cover photo	

Hero Image



Tags

Developer Tools, B2B, Tech, Apps

Pitch text

The Highlights.
- A 'Customer Collaboration Platform' for software companies and their users
- Companies can accurately validate & dramatically de-risk development efforts
- Users can unite and together influence the direction of all of the products they use
- Founded by 3 startup vets with multiple successful exits, including HubSpot (IPO)
- Massive opportunity – potential customers include all global software companies
- Idea tested & refined over 2.5 years with real users
- Open beta launched April 26, 2018
- Out of more than 1000 startups, in top 10 at Collision Conference's pitch competition



The Problem.

Teams waste millions on apps and features nobody wants.



Product development is a huge, ongoing expense for teams.

Every month, software companies spend thousands of hours and millions of dollars updating and building product features. In general, the smaller the company, the more it spends on product development, with the fastest growing teams currently spending on average around **44% of their entire budget** each year on product updates.

Despite this significant investment, most teams have no idea what the impact of their expensive product updates will be until *after* they've already built them. Why?

People have no say in the creation of the products they use.

When was the last time a designer or developer from a product you use contacted you and asked for your say in the direction of new or existing features? For most, the answer is never. That's because rather than talking to customers directly, nearly everything software teams know about their users wants and needs are either **gained indirectly** (through passive observation rather than active communication) or **from another team** at the company (such as through the sales process or incoming customer support tickets). Because of this, the information software teams use as a basis for ongoing software development is often inaccurate, unclear, biased, or simply not actionable.

The result: a whole lot of expensive and time-consuming duds.

The Solution: Parlay.

Control the future of the products you use.



A customer collaboration platform.

Parlay dramatically transforms how companies engage their customers in order to build better products. Through Parlay, teams can engage their customers in a far more proactive and personal manner, giving both sides the tools they need to share new ideas, review potential product updates, validate the impact of future efforts, and dramatically de-risk the cost of new feature development – all before they write a single line of code. In short, Parlay allows software teams to treat the people using their products not just as a bunch of paying customers, but rather as an army of potential collaborators.

Built for people on both sides of the platform.



76
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Adding comment threads to conversations in forums.
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For Users:

- **Collaborate** directly with the designers & developers of the products you use.
- **Control** the direction and creation of all of those products, at no additional cost.
- **Connect** with other users to dictate which features should – or shouldn't – be built.



For Companies:

- **Prioritize** your development efforts by accurately estimating new feature impact.
- **Validate** that new features are being designed the right way the first time.
- **Identify** your anti-roadmap by weeding out duds long before development.
- **Boost** user satisfaction by engaging them as collaborators, not just customers.



How it Works:

A great product is the result of great listening.



Parlay lets teams accurately determine the impact of potential new features long before they spend the precious time and money building them – all thanks to their users.

Know Before You Build

Teams can preview new feature ideas directly inside of their existing product, all without writing any code.





An Army of Collaborators

Users can review proposed features, rate their general sentiment, and suggest alternative paths or features.





Get It Right the First Time
Parlay then analyzes this user sentiment and feedback to determine which features a team should build, change, or kill.

Parlay fundamentally transforms how teams effectively identify, engage, and collaborate with users. The result: better products and better relationships – at a fraction of the cost.

Interactive Demo



The Opportunity.

Gonna need a bigger boat.



External validation.

Parlay launched its open beta on April 26, 2018. We will provide updates here as we onboard companies and transition out of beta in the coming weeks. Separately, Parlay has been covered by multiple media outlets, received positive reactions from some of the industry's most notable people and companies, and – out of more than 1000 startups – is in the top 10 in Collision Conference's pitch competition – America's fastest growing tech conference. The final pitch event takes place in New Orleans on May 2, 2018.

Testimonials.



"Nothing matters other than what customers want. Thus, a tool like Parlay is ESSENTIAL to online success. That's why I'm so jazzed."

- **Randy Parker**
Founder





"Parlay is going to allow founders of early ventures to quickly find product-market fit instead of spending precious time coding prototypes to try to achieve that same validation."

- **Mina Iskarous**
Partner





"Most product teams have more ideas than they'll ever be capable of pursuing. Parlay provides us with the sort of clarity we need to ensure we're building the right things, at the right time."

- **Lucas Dunn**
Senior Product Manager





"Customers want to be treated as valued partners to the companies they work with. Parlay is driven by each and every customer relationship to help companies build better products."

- **Anna Norregaard**
Partner Executive





"Companies hire entire teams to learn from customers what Parlay can capture immediately out of the box."

- Ekow Essel
Product Manager



"Simply put, Parlay is the future of collaboration."

- Mykim Dang
Director of Video





"The Parlay team is terrific. I'm excited to see Parlay continue to iterate and improve their product, while helping customers do the same."

- Rich Thornett
Founder



"That Parlay prevents me from having to spend weeks planning, scheduling, hosting, and synthesizing user feedback sessions is a god send. I've literally spent 2 months of 8 hour days trying to learn what Parlay can teach me about my users. "

- Justin Girard
Senior Product Designer



Total addressable market.

Parlay's market is substantial and only getting bigger, with potential customers including all global digital product companies and professionals. Today, software revenues are in the range of $600B annually, and expected to grow by more than 60% over the next 10 years. Every single one of these businesses is a potential customer. Even if Parlay captures only 1% of the market, it's still a multi-billion dollar opportunity.

In the near term, though, Parlay is focused on 3 target markets:

- **1.8M small & mid-sized software companies.** With the highest execution risk & greatest need to learn and innovate quickly, these teams are a natural fit for Parlay.
- **100,000 software development agencies.** Already building software for their own customers, these teams can use Parlay to better support their clients, while also acting as a distribution partner by selling Parlay to their clients.
- **20,000 genesis-stage SaaS startups.** Actively seeking product:market fit, founders of early-stage software startups can use Parlay from the very beginning.

Pricing and adoption.



Early Stage
We feel your pain.
Free!
For eligible teams.
1 Active Preview
1 Connected App
5 Teammates
InVision Integration
A/B Testing
Request an Invite
Team
Def choose this one.
$50 mo
A 15% discount!
Unlimited Active Previews
Unlimited Connected Apps
Unlimited Teammates
InVision Integration
A/B Testing
Get 14 Days Free
Custom
For the big ideas.
Call me maybe?
Want something custom?
A unique integration?
Have a ton of users?
Let's chat.
Get in Touch

At launch, we expect the average monthly subscription to Parlay to be $50 for the SMB market, our largest initial potential customer base. This mirrors base pricing for similarly sized and positioned companies in our space, and the familiarity will help us avoid sticker shock while still monetizing in a manner which will allow for future upsell. We will offer two payment options: on a monthly recurring basis, or an annual subscription paid up front in exchange for a 10% discount on the monthly price.

We support multiple pricing tiers depending on the size and maturity of the customer. Initially, we will support 3 tiers: 'Early Stage', 'Team', and 'Enterprise'. Tiers will differ by included functionality, in particular by the number of simultaneously allowed active previews and the number of connected products or apps. We will segment 'Team' and 'Enterprise' pricing according to a threshold of Monthly Active Users, meaning the number of customers Parlay's customer has. Over time, we will continue to differentiate these pricing tiers by including new functionality in only the higher priced tiers.



The Plan.

Where we're going & how we're getting there.



Mike Taylor
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Where we're going.

- **Early stage SaaS & mobile app teams.** With roughly 20k SaaS startups and more than 5M mobile apps, this is the natural entry point for Parlay's current platform, requiring little education and a clear product/market fit.
- **Agency reseller partnerships.** One of the greatest challenges facing software development agencies is moving

from project-based revenue to recurring revenue. Parlay provides a solution to this; letting agencies sell Parlay to their clients as part of a revenue sharing agreement not only expands our market share, but also provides them with recurring revenue.

- **Go deep on the core preview mechanic.** Following the launch of our core platform, we will focus on building out a more flexible, robust, & predictive feature preview system, solidifying our unique value in market.
- **Go broad to address additional buyer personas.** We will continue to expand Parlay through key technical integrations, the purpose of which are to attract new members of the product team, allowing us to upsell our customers.

The long-term vision.

While we believe Parlay is a powerful tool for digital product teams today, we believe its value will grow exponentially over the next few years.

The Founders.



A few good men.







Keith Frankel

CEO

Hubspot (IPO)

Firecracker (Acquired)

Jason Zopf

CTO

Launch Academy

Firecracker (Acquired)

Jonah Stuart

CDO

Smarterer (Acquired)

Firecracker (Acquired)

Team Experience

HubSpot — IPO

smarterer — a Pluralsight company — Acquired

Yale

techstars

firecracker — Acquired

Launch Academy — Venture Backed

Penn — University of Pennsylvania

CREATIVE MORNINGS

Robin — Venture Backed

Tufts University

AIGA

Pratt

Join us in Changing the Future of Software

Invest in Parlay

Team

	Keith Frankel	Co-founder & CEO	Formerly the Head of Creative & Design at HubSpot (IPO) and Chief Product Officer at Firecracker (acquired). Techstars & Capital Innovators accelerator mentor. Host of CreativeMornings, a global lecture series. Prefers Grease 2 over the original.
	Jason Zopf	Co-founder & CTO	Formerly Senior Engineer at Firecracker (acquired), founding instructor & Experience Engineer at Launch Academy, and Web Developer at LaunchWare. Graduated from University of Pennsylvania (MD) and Bates College (BS). All around good guy.
	Rich Thornett	Advisor; Founder of Dribbble (acquired)	
	Randy Parker	Advisor; Founder of Constant Contact (acquired)	
	Jonah Stuart	Co-founder & Chief Design Officer	Formerly Senior Product Designer at Smarterer (acquired), Product Designer at Robin (VC backed), and Senior UX Designer at Firecracker (acquired). Graduated from the Pratt Institute. Wife thinks he funds way too many Kickstarter projects.

Perks

$100 — A huge thank you from us, roughly 3 years of heartfelt gratitude, plus a spot in Parlay's inaugural Rock, Paper, Scissors global tournament (seriously... games are best of 7).

$500 — 1 year of access to Parlay's 'Team' membership level, plus the above.

$1,500 — An 'Investor' profile badge inside of Parlay, unique investor-level Parlay merchandise, plus all of the above.

$5,000 — A unique spot on Parlay's website as a 'Founding Partner', hands-on Parlay implementation, 1-hour product audit from the Parlay team, plus all of the above.

$15,000 — Lifetime Parlay 'Team'-level membership, 2 hour in-person workshop with our CEO Keith (travel not included), plus all of the above.

$30,000 — Invitation to participate in Parlay's next board member weekend retreat in St. Louis (travel not

included), plus all of the above.

| $100,000 | A custom interactive demo for your site or product (similar to Parlay's at try.parlay.ai), plus all of the above. |

FAQ

How does Parlay make money?

Parlay takes a Software-as-a-Service (SaaS) model, charging customers a monthly or annual subscription fee in exchange for access to the platform. We have multiple pricing tiers depending on the size and needs of the customer, but all of our current prices will increase over time as we transition out of beta and continue to increase the robustness of Parlay's functionality.

Do you plan to raise from angels or VCs?

We will eventually. In fact, we have already received offers from more than one party. However, at this time the most important thing we can be doing as a company is working to get as many eyes on Parlay as possible. So while we could raise strictly from familiar angels, we believe there is exponentially more value to be had by pursuing an equity crowdfunding campaign. In short, if we raise from angels we already know, we've expanded our reach by 0. However, if we raise from a broader network of individuals, then we've instantly expanded our community to include dozens or even hundreds of potential customers, partners, employees, and evangelists. A win, win.

What's your unfair advantage?

Our team. Not only have Parlay's founders worked closely together for years – culminating in an acquisition of our previous company – but we cover all of the core functional skills needed (product, engineering, & marketing/sales), have tested and refined the ideas behind Parlay over a period of 2 years, and have close relationships with individuals and communities in the industry which will be critically important in helping legitimize us quickly in the market.

Will your prices increase over time?

Yes. We have big plans for Parlay, with many features in the works which we believe will fundamentally improve the way product teams interact with their users and ultimately build better products. We will increase our prices (and/or introduce new pricing tiers) as we expand Parlay in ways which will unlock substantial new value for our partners.

Do you have integrations with other software platforms?

Yes. We have a very important integration with InVision, arguably the leader in our industry with roughly 3 million users. We also integrate with the majority of the most popular design-focused platforms on the market, including Dribbble, Marvel, Balsamiq, and Figma. We are in active talks to integrate with other platforms – including customer support and analytics products – and will announce those here as they are completed.